Exhibit 23.2

Consent of Independent Auditors

The Board of Directors
AmREIT, Inc.:

We consent to the use of our report dated February 27, 2013, with respect to the historical summary of gross income and direct operating expenses of Preston Royal Village for the period January 1, 2012 through December 12, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the fact that the historical summary of gross income and direct operating expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of income and expenses.

/s/ KPMG LLP

Houston, Texas
June 21, 2013